SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1780-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated October 30, 2007.

For Immediate Release

UNILENS VISION REPORTS RECORD REVENUE, PRETAX EARNINGS
AND ROYALTY INCOME FOR YEAR ENDED JUNE 30, 2007

NET SALES INCREASED 4%, ROYALTIES RISE 13%, AND PRETAX INCOME EXPANDS 8% FROM PRIOR-YEAR LEVELS

LARGO, Florida (October 30, 2007) - Unilens Vision Inc. (OTC BB: UVICF) (TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported its operating results for the fourth quarter and fiscal year ended June 30, 2007 (FY2007).

Net sales, excluding royalty income, increased 4.3% to $6,370,930 in FY2007, compared with $6,110,040 in the previous fiscal year (FY2006). The increase was primarily a result of continued growth of the Company’s C-Vue multifocal and toric multifocal contact lenses, which increased approximately 10% during the year, this was partially offset by sales of our replacement products lines that declined as expected.

FY2007 income before taxes increased 8.0% to a record $2,179,742 compared with $2,018,040 in the prior-year. After recording net income tax expense of $869,781, Unilens reported net income of $1,309,961, or $0.29 per diluted share, for the year. In FY2006, the Company reported net income of $1,596,830, or $0.35 per diluted share, which included income tax expense of $421,210.

Royalty income for FY2007 increased 13.3% to a record $2,190,428 compared with $1,932,942 in the prior-year. Sales of licensed products by our licensee Bausch & Lomb continue to accelerate, resulting in record royalty payments despite a contractual reduction in the royalty rate of 14% effective during the quarter ending June 30, 2006. No further contractual reductions in royalty rate are scheduled under the contract until November 2016, over nine years from now.

“We are pleased to report record sales, royalties and pretax income for the year ended June 30, 2007,” stated Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc. "Sales of our C-Vue® brand of multifocal and toric multifocal contact lenses continue to increase when compared with prior-year periods. Meanwhile, Bausch & Lomb’s sales of multifocal lenses that utilize our proprietary technology also continued to increase, resulting in record royalty income for the Company.”

For the three months ended June 30, 2007, net sales excluding royalty income, increased 9.2% to $1,693,572, as compared to $1,550,354 for the quarter ending June 30, 2006. Net sales of the Company’s C-Vue multifocal and toric multifocal contact lenses increased by 12% during the fourth quarter of FY2007, while sales of replacement and conventional product lines declined, as expected.

Income before taxes for the quarter ended June 30, 2007 increased 36.7% to $670,471, compared with $490,328 in the prior-year period. After recording net income tax expense of $264,207, Unilens reported net income of $406,264, or $0.09 per diluted share, for the quarter ended June 30, 2007. This compared with net income of $655,266, or $0.14 per diluted share, in the fourth quarter of FY2006, which included net income tax benefits of $164,938.

Royalty income for the three months ended June 30, 2007 increased 34.4% to a record $630,932, compared with $469,496 in the prior-year period, demonstrating accelerated demand for sales of licensed products by our licensee Bausch & Lomb.

“Our financial condition at the end of the most recent fiscal year continues to be strong. After paying out over $2.1 million in cash dividends during FY2007, we had a cash position of $2.0 million, we were debt free, and our shareholders’ equity was more than $7.1 million at year end June 30, 2007,” stated Michael Pecora.

“Shortly after the end of our fiscal year, the Unilens’ Board of Directors declared a second special cash dividend of US $0.30 per common share and its regular quarterly dividend of US $0.09 per common share, which represents a 20% increase from previously declared quarterly dividends,” stated Michael Pecora. “This decision was based on the Company’s strong balance sheet, and projected significant operating cash flows and is consistent with the Board’s commitment that shareholders should share directly in the earnings turnaround that has been achieved by management in recent years.”

About Unilens Vision Inc. - “The Eye Care Professionals Specialty Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Michael Pecora, CEO, Unilens Corp., USA at (727) 544-2531

UNILENS VISION INC.
FOURTH QUARTER AND TWELVE MONTHS - FISCAL 2007
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars) RESULTS OF OPERATIONS
	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Twelve Months Ended June 30, 2007	Twelve Months Ended June 30, 2006

Sales	$1,693,572	$1,550,354	$6,370,930	$6,110,040
Cost of sales	919,934	795,593	3,489,836	3,404,831
	773,638	754,761	2,881,094	2,705,209
Expenses	679,890	750,376	2,866,309	2,651,850
Income from operations	93,748	4,385	14,785	53,359
Other items:
Royalty income	630,932	469,496	2,190,428	1,932,942
Other income (expense)	(71,422)	9,022	(71,812)	9,509
Remeasurement income (loss)	2,021	(5,905)	304	(5,905)
Interest income	15,192	13,330	46,037	28,135
	576,723	485,943	2,164,957	1,964,681
Income before tax	670,471	490,328	2,179,742	2,018,040
Income tax (expense) benefit	(264,207)	164,938	(869,781)	(421,210)
Net income for the period	$406,264	$655,266	$1,309,961	$1,596,830
Net income per common share:
Basic	$0.09	$0.15	$0.29	$0.37
Diluted	$0.09	$0.14	$0.29	$0.35

CASH FLOWS
Provided (used) by:
Operating activities	$546,016	$797,374	$2,063,765	$2,023,906
Investing activities	(43,479)	(58,118)	(184,620)	(337,348)
Financing activities	(338,491)	0	(2,113,370)	140,678
Increase (decrease) in cash	$164,046	$739,256	$(234,225)	$1,827,236

BALANCE SHEET
	June 30, 2007	June 30, 2006
Cash	$1,961,712	$2,195,633
Total assets	7,987,808	8,969,222
Current liabilities	819,005	997,010
Total liabilities	819,005	997,010
Stockholders’ equity	$7,168,803	$7,972,212

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: October 30, 2007	By	/s/ Leonard F. Barker
Name: Leonard F. Barker
Title: Chief Financial Officer